UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

FEBRUARY 25, 2005

TDC A/S
(Exact name of registrant as specified in its charter)

Noerregade 21, 0900 Copenhagen C, DK-Denmark
(Address of principal executive offices)

001-12998
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

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Full year 2004 & 4Q 2004 report

February 23, 2005

Results exceeded TDC’s outlook

Highlights 2004

•	Net revenue grew 5.2%
•	EBITDA grew 6.7%
•	TDC proposes a dividend of DKK 12.50 per share for 2004

Highlights 4Q 2004

•	Net revenues grew 8.3%
•	Domestic mobile net revenues grew 27.0%
•	EBITDA grew 4.8%
•	Cash flow from operations of DKK 3.7bn, up 24.6%, with net debt of DKK 20.0bn by year-end 2004

Outlook for 2005

•	TDC expects net revenues of DKK 45.7bn and a continued improvement of EBITDA to DKK 12.9bn. Net income is expected to be DKK 1.8bn after goodwill amortization of DKK 1.7bn.

TDC Group, Income of statements
Full year 2004:

DKKm	2003	2004	Change in %

Net revenues	41.413	43.570	5,2

Total revenues	42.939	45.038	4,9
Total operating expenses	(31.285)	(32.606)	(4,2)

EBITDA [1]	11.654	12.432	6,7
Depreciation, amortization and write-downs	(7.743)	(8.193)	(5,8)

EBIT [2]	3.911	4.239	8,4
One-time items	(1.719)	5.825	NM
Net financials	1.190	27	(97,7)

Income before income taxes	3.382	10.091	198,4
Income taxes	(1.629)	(1.351)	17,1

Income before minority interests	1.753	8.740	NM
Minority interests’ share of net income	(8)	2	125,0

Net income	1.745	8.742	NM

Net income excl. one-time items and fair value
	2.411	2.411	-
adjustments[3]

EBITDA margin in %	28,1	28,5	-

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4Q 2004

DKKm	4Q 2003	4Q 2004	Change in %

Net revenues	10.632	11.517	8,3

Total revenues	11.194	11.849	5,9
Total operating expenses	(8.055)	(8.559)	(6,3)

EBITDA [1]	3.139	3.290	4,8
Depreciation, amortization and write-downs	(2.301)	(2.288)	0,6

EBIT [2]	838	1.002	19,6
One-time items	(745)	0	NM
Net financials	174	126	(27,6)

Income before income taxes	267	1.128	NM
Income taxes	(194)	(197)	(1,5)

Income before minority interests	73	931	NM
Minority interests’ share of net income	0	2	NM

Net income	73	933	NM

Net income excl. one-time items and fair value adjustments[3]	505	569	12,7

EBITDA margin in %	29,5	28,6	-

1) TDC uses EBITDA (earnings before interest, taxes, depreciation, amortization and write-downs) as a measurement for operating performance. For further explanation please refer to page 35.

2) EBIT (earnings before interest and taxes) is excluding one-time items in this report unless otherwise stated.

3) Excluding consolidated one-time items and fair value adjustments as specified on page 6 & 24, as well as excluding fair value adjustments in associated enterprises included in net financials.

Group highlights 2004

The TDC Group’s (TDC) net revenues rose 5.2% to DKK 43,570m, with earnings before interest, taxes, depreciation and amortization (EBITDA) up 6.7% to DKK 12,432m. Including one-time items and fair value adjustments, net income rose to DKK 8,742m, due primarily to the divestment of Belgacom. Net income, excluding one-time items and fair value adjustments, was DKK 2,411m, unchanged compared with 2003. Adjusted for the divestment of Belgacom, net income, excluding one-time items and fair value adjustments, increased 27.4% to DKK 2,212m.

Capital expenditures, excluding share acquisitions, decreased DKK 251m or 4.6% to DKK 5,254m in 2004. This decrease was driven mainly by lower investments in TDC Switzerland due primarily to capitalization in 2003 of asset retirement obligations mainly concerning mobile sites. This was partly offset by preparations to launch UMTS in the Danish and Swiss markets in 2005.

EBITDA less capex and plus working capital changes improved DKK 1,817m, or 27.2% compared with 2003.

“We continued our EBITDA growth in 2004 with all business lines contributing positively. During 4Q 2004 we significantly strengthened our competitive position in the Nordic market for corporate IP solutions through the acquisitions of Song Networks and NetDesign. Our focus will be to efficiently utilize Song and NetDesign in TDC's service offers for business customers to enhance our customer orientation and competitive strength even further", says Henning Dyremose, President and CEO.

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Cash flow from operating activities amounted to DKK 11,134m, up DKK 412m or 3.8% compared with 2003, due primarily to the improved EBITDA and reduced working capital. These improvements were partly offset by payments relating to the redundancy programs.

Net interest-bearing debt fell DKK 8.7m to DKK 20.0m at year-end 2004, impacted by the improved EBITDA, the divestment of Belgacom, DKK 11.8bn, and Dan Net, DKK 1.2bn, and was offset partly by the acquisition of treasury shares for DKK 3.5bn net, TDC Song for DKK 4.3bn, NetDesign for DKK 0.3bn, and the remaining stake in Telmore for DKK 0.1bn.

With these results, TDC has outperformed the Outlook for 2004 described in its first-quarter report. Compared with the Outlook(1), net revenues were DKK 1.6bn higher, stemming primarily from higher activity levels than expected in TDC Mobil and Talkline, as well as the inclusion of TDC Song from November 2004. EBITDA was DKK 0.3bn better than expected due mainly to EBITDA in TDC Mobile International that exceeded the Outlook. Net income, excluding one-time items and fair value adjustments, was DKK 0.3bn higher than expected, reflecting the improved EBITDA and lower financial expenses than anticipated.

(1) This Outlook is an update of the Outlook provided in the Annual Report 2003 and reflects primarily the new accounting policies, cf. the description on page 35, and the divestment of Belgacom.

Net revenues were DKK 1.2bn higher than stated in the latest Outlook for 2004 presented in the third-quarter report, due mainly to the development in TDC Mobile International and the inclusion of TDC Song from November 2004. Both EBITDA and net income, excluding one-time items and fair value adjustments, exceeded the Outlook by DKK 0.2bn.

The above achievements were supported by stringent cost control in the domestic operations, including the effect of the redundancy programs, and by TDC’s successful xDSL sales and strong growth in the domestic mobile business. TDC Cable TV increased its customer base and earnings, while TDC Switzerland continued its positive development in earnings, which stemmed from reduced costs and a higher activity level in mobile telephony. These results were achieved despite fierce competition, price decreases in the domestic mobile market and a general decline in traditional landline telephony.

TDC’s customer base was 13.4m, up 7.7%. The number of mobile, Internet and cable-TV customers increased 12.5%, while the number of landline customers decreased 4.1%.

The Annual Report 2004 will be available on www.tdc.com/investor during February 24, 2005.

Development in 4Q 2004

TDC's net revenues totaled DKK 11,517m in 4Q 2004, up 8.3%, with earnings before interest, taxes, depreciation and amortization (EBITDA) up 4.8% to DKK 3,290m. Net income, excluding one-time items and fair value adjustments, was DKK 569m, up 12.7%.

Capital expenditures, excluding share acquisitions, totaled DKK 1,627m, a 21.7% or DKK 450m decrease. The capex-to-net-revenues ratio therefore decreased to 14.1% from 19.5%.

Net revenues

TDC's net revenues amounted to DKK 11,517m in 4Q 2004, an increase of 8.3%, reflecting solid growth in TDC Mobile International as well as the consolidated impact from the acquisition of TDC Song.

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Operating expenses

Total operating expenses amounted to DKK 8,559m, up 6.3%. Transmission costs, raw materials and supplies increased 13.9%, primarily due to higher mobile traffic. Other external charges decreased 4.1%, impacted by stringent cost control in TDC Solutions. Wages, salaries and pension costs increased 2.0%.

Number of employees

(full-time employee equivalents)

1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
22060	21451	21526	21125	20353	20264	19689	20573

The number of full-time employees decreased 2.6% to 20,573. The redundancy program implemented in 2003 and 2004 accounted for a 1,545 reduction in employees from 4Q 2003 to 4Q 2004. The acquisitions of Song Networks and NetDesign increased the number of full-time employees by 980.

EBITDA

EBITDA increased DKK 151m or 4.8% to DKK 3,290m, driven by a DKK 137m improvement in TDC Mobile International.

EBITDA and EBITDA margin

1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
2541	2786	3188	3139	2783	3064	3295	3290
25,5	27,5	29,9	29,5	27,1	28,4	29,9	28,6

Depreciation, amortization and write-downs

Depreciation, amortization and write-downs amounted to DKK 2,288m, almost unchanged. Goodwill amortization amounted to DKK 425m in 4Q 2004, up 5.5%, mainly due to consolidation of TDC Song.

EBIT

EBIT totaled DKK 1,002m, up 19.6% or DKK 164m, reflecting increased EBITDA and almost unchanged depreciation, amortization and write-downs.

One-time items

One-time items, net, totaled DKK 0m in 4Q 2004, compared with DKK (745)m in 4Q 2003. The one-time items in 4Q 2003 related primarily to the transferring of Belgacom’s pension liabilities to the Belgian government.

Net financials

Net financials in 4Q 2004 were an income of DKK 126m compared with an income of DKK 174m in 4Q 2003.

Financial expenses, net, were DKK (180)m compared with DKK (277)m in 4Q 2003 reflecting the lower net interest-bearing debt.

Income from investments before income taxes amounted to DKK 118m, compared with DKK 405m in 4Q 2003. The decrease reflects primarily the divestment of Belgacom in 1Q 2004.

Fair value adjustments totaled DKK 188m, reflecting fair value adjustment of financial assets.

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Income before tax

Income before tax excluding one-time items and fair value adjustments was DKK 940m, down 4.4%, impacted by the divestment of Belgacom.

Including one-time items and fair value adjustments, income before tax was DKK 1,128m compared with DKK 267m in 4Q 2003.

Income taxes

Income taxes amounted to DKK (197)m, up 1.5%. Income taxes related to income excluding one-time items and fair value adjustments totaled DKK (373)m compared with DKK (478)m.

The effective tax rate decreased to 39.7% from 48.6% in 4Q 2003 when adjusted for one-time items and fair value adjustments. The higher effective tax rate in 4Q 2003 related mainly to a non-recurring limitation of the deductibility of goodwill amortization as a result of amendments to Danish tax legislation.

Net income

Net income excluding one-time items and fair value adjustments amounted to DKK 569m, up 12.7%.

Net income including one-time items and fair value adjustments amounted to DKK 933m, compared with DKK 73m.

Statements of Cash Flow

Cash flow from operating activities was DKK 3,736m, up 24.6%, reflecting improvement in EBITDA, interest paid, taxes paid and change in working capital.

Cash flow from investing activities was DKK (5,467)m compared with DKK (1,023)m, reflecting our acquisitions of TDC Song and NetDesign.

Cash flow from financing activities amounted to DKK (1,407)m compared with DKK 607m in 4Q 2003 due to redemption of loans.

Net interest-bearing debt

Net interest-bearing debt amounted to DKK 20,010m by the end of 4Q 2004 compared with DKK 28,682m at the end of 4Q 2003, and DKK 17,989m at the end of 3Q 2004. The increase in net interest-bearing debt during 4Q 2004 was due to the acquisition of Song Networks and NetDesign.

Capital expenditures

Capital expenditures, excluding share acquisitions, totaled DKK 1,627m, a 21.7% decrease, related to reassessment of estimated asset retirement costs in 4Q 2003. The capex-to-net-revenues ratio for the TDC Group decreased to 14.1% from 19.5%.

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Capital expenditures

(in DKKm)

1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
1126	1184	1118	2077	1082	1263	1282	1627

Note: 4Q03 CAPEX includes the impact from reassessment of estimated asset retirement costs of DKK 420m with no cash flow impact.

Number of customers

TDC’s total customer base was 13.4m, up 7.7%, driven mainly by TDC's international mobile operations.

The Danish activities comprised 7.4m customers, up 0.4%, reflecting continued growth in the xDSL and cable-modem customer bases, partly offset by a decline in the number of traditional telephony customers and mobile wholesale customers.

The domestic mobile customer base decreased 2.6% or 64,000 to 2.4m. The number of service provider customers decreased 85,000 and the number of TDC's retail customers decreased 39,000, both due to elimination of inactive pre-paid cards. The decreases were however partially counterbalanced by an increase of 60.000 Telmore customers.

TDC’s xDSL customer base in Denmark grew 37.3% to 556,000, and including broadband cable-TV modems, the total number of broadband customers was 670,000, up 41.6%.

The number of customers in TDC’s international activities was 6.0m, up 18.3%, driven by a strong intake of new customers in all units. For more details please refer to the section on TDC Mobile International and TDC Switzerland.

Strategy review

TDC’s board of directors have reviewed the strategy of TDC. The revised strategy is as follows;

Vision

TDC will strive to be the best provider of communications solutions in Europe.

Business description

TDC is a growth oriented, value creating provider of communications solutions.

TDC focuses on the growth areas of broadband solutions as well as mobile telephony.

TDC achieves financial results through profitable revenue growth combined with cost efficiency and disciplined capital expenditure management.

With a Danish heritage, we will realize our vision through a three-tiered strategy:

1.	Core strategy
In Denmark and Switzerland, we will strengthen our leadership through a full set of product and service offerings. We are committed to:
•	Earn our customers' long term loyalty by offering the best customer experience and value for money
•	Proactively drive technology transitions, when profitable for TDC, and partner with leading providers to offer customer-oriented communication solutions
•	Secure profitable access to quality networks, irrespective of ownership.

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2.	Expansion strategy

In geographies where TDC has a presence, we will leverage our core competencies for expansion. If control cannot be achieved within a reasonable timeframe, we will divest when a satisfactory price can be negotiated.

In the Nordic region, we will:

•	Serve our customers on a pan-Nordic basis
•	Improve our market position, presence and cost structure
•	Challenge competitors by leveraging opportunities offered by technology transitions and customer orientation.

In the Baltic area and Central Europe, we will:

•	Build long-term relationships by leveraging our geographic proximity and trustworthiness as a Danish company
•	Obtain control to improve governance and realize synergies, when possible.

3.	Seed strategy

In order to secure future growth prospects, we will:

•	Develop relationships with partners offering complementary assets and competencies
•	Transfer a limited number of business concepts that proved successful in our core geographies to other countries.

Events after the end of 4Q 2004

Delisting of Song Networks

Following TDC’s acquisition of Song Networks, the company was delisted from the Stockholm Stock Exchange on January 10, 2005.

Cancellation of treasury shares

On February 3, 2005, TDC’s board of directors decided to propose cancellation of treasury shares, which were purchased from SBC in June 2004. For further information, see Stock Exchange Release no. 1, 2005.

Lifting of ownership limitation

On February 10, 2005, TDC’s board of directors decided to propose the lifting of the 9.5% ownership limitation. For further information, see Stock Exchange Release no. 2, 2005.

TDC reduces workforce

On February 23, TDC decided to reduce the domestic workforce by approximately 630 employees. The cost will be approximately DKK 320m after tax, which will be expensed as a one-time item in 1Q 2005.

Outlook

The Outlook for 2005 is based on thorough financial plans for each individual business line. However, information concerning the future is by nature associated with a certain level of risk and uncertainty. These risks are described in more detail in the Safe harbor statement and the section on risk factors in the Annual Report.

In general, all figures are excluding one-time items and fair value adjustments and are prepared in line with the accounting policies applied in 2004. An updated Outlook in accordance with International Financial Reporting Standards (IFRS) will be included in the first-quarter 2005 report.

TDC expects net revenues of DKK 45.7bn for 2005, a 4.9% increase compared with 2004.

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EBITDA is expected to increase 3.8% to DKK 12.9bn in 2005, compared with an EBITDA growth of 4.1% in the second half of 2005. The positive development in EBITDA in 2005 will stem primarily from growth in Internet and data communications as well as mobile telephony. The impact of the redundancy programs and the full-year effect of the acquisition of TDC Song in November 2004 are also expected to contribute to the positive developments, but will be partly offset by the divestment of Talkline Infodienste, a provider of value-added-services, with effect from 2005 and the roll-out of easyMobile.

TDC's net income is expected to decrease to DKK 1.8bn in 2005, which includes goodwill amortization of DKK 1.7bn. An increase in EBITDA in all business lines is expected, but the results are impacted by finance costs and depreciation and amortization, including goodwill amortization, related to the inclusion of TDC Song. The general level of depreciation is also expected to increase, primarily due to the extension of TDC Switzerland's network. In addition, net income is adversely affected as Belgacom was included as an associated enterprise in the first three months of 2004.

The outlook for the individual business lines is discussed below.

TDC Solutions

TDC Solutions’ net revenues are expected to increase 12.4% to DKK 20.9bn in 2005, reflecting the full-year impact of the acquisition of TDC Song in November 2004 and a continuation of the development in data communications and Internet services, although with declining growth rates. Decreasing revenues from traditional landline telephony such as voice traffic, subscriptions and leased lines, partly offset this growth. EBITDA is expected to increase 8.6% to DKK 6.4bn in 2005, reflecting the above-mentioned revenue growth, the continued focus on cost saving and the full-year impact of the redundancy programs.

TDC Mobile International

TDC Mobile International's net revenues are expected to decline 4.0% to DKK 14.5bn in 2005. This reflects the divestment of Talkline Infodienste, a provider of value-added-services, with effect from 2005. This development is partly offset by growth in the domestic market, reflecting traffic growth and more customers partly offset by lower average prices. Further, growth is also expected in both Talkline's mobile operations and Bité. EBITDA is expected to increase 0.7%. The relatively low growth reflects the divestment of Talkline Infodienste and the expansion of easyMobile, almost offsetting growth in the remaining part of the business line.

TDC Switzerland

TDC Switzerland’s net revenues are expected to increase 3.2% to DKK 10.0bn in 2005, reflecting primarily higher activity within mobile telephony, due mainly to more customers and higher average consumption per customer. EBITDA of DKK 2.6bn is expected, which is 5.9% higher than in 2004.

TDC Cable TV

TDC Cable TV is expected to continue its positive development in 2005 driven by a higher net intake of customers and sales of more TV programs and Internet services. Therefore, net revenues of DKK 2.1bn and EBITDA of DKK 0.5bn are expected in 2005, representing growth of 18.9% and 41%, respectively.

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TDC Directories

TDC Directories’ net revenues are expected to grow 4.4% to DKK 1.5bn, while EBITDA is expected to grow 5.9% to DKK 0.5bn in 2005, reflecting primarily increased activities within electronic media both in the Danish and Swedish markets.

Outlook for 2005

(Excl. one-time items and fair value adjustments)

DKKbn	2004	2005	Change in %

TDC Group
Net revenues	43,570	45,7	4,9
EBITDA	12,432	12,9	3,8
Net Income	2,411	1,8	(25,3)

TDC Solutions
Net revenues	18,590	20,9	12,4
EBITDA	5,894	6,4	8,6

TDC Mobile International
Net revenues	15,105	14,5	(4,0)
EBITDA	2,682	2,7	0,7

TDC Switzerland
Net revenues	9,692	10,0	3,2
EBITDA	2,455	2,6	5,9

TDC Cable TV
Net revenues	1,766	2,1	18,9
EBITDA	0,355	0,5	41,0

TDC Directories
Net revenues	1,436	1,5	4,4
EBITDA	0,472	0,5	5,9

Other[1]
Net revenues	(3,019)	(3,3)	(9,3)
EBITDA	0,574	0,2	(65,2)

1)  Includes TDC Services, TDC A/S and eliminations.

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Statements of Income for the Business Lines1

DKKm	TDC Solutions		TDC Mobile International		TDC Switzerland		TDC Cable TV

	2003	2004	2003	2004	2003	2004	2003	2004

Net revenues, external customers	17.417	17.405	11.580	13.302	9.459	9.681	1.517	1.748
Net revenues from other business lines	1.168	1.185	1.595	1.803	12	11	7	18
Other revenues[2]	1.345	1.284	55	67	106	99	3	7

Total revenues	19.930	19.874	13.230	15.172	9.577	9.791	1.527	1.773

Total operating
expenses	(14.216)	(13.980)	(10.856)	(12.490)	(7.372)	(7.336)	(1.354)	(1.418)

EBITDA	5.714	5.894	2.374	2.682	2.205	2.455	173	355
Depreciation,
amortization and
write-downs	(3.401)	(3.608)	(1.093)	(1.278)	(2.573)	(2.700)	(271)	(229)

EBIT	2.313	2.286	1.281	1.404	(368)	(245)	(98)	126

Capital expenditures excl. share acquisitions	2.419	2.457	934	1.023	1.675	1.196	276	225

DKKm	TDC Directories		Other[3]		TDC Group

	2003	2004	2003	2004	2003	2004

Net revenues, external customers	1.333	1.299	107	135	41.413	43.570
Net revenues from other business lines	130	137	(2.912)	(3.154)	0	0
Other revenues[2]	11	23	6	(12)	1.526	1.468

Total revenues	1.474	1.459	(2.799)	(3.031)	42.939	45.038
Total operating expenses	(1.061)	(987)	3.574	3.605	(31.285)	(32.606)

EBITDA	413	472	775	574	11.654	12.432
Depreciation, amortization and write-downs	(140)	(111)	(265)	(267)	(7.743)	(8.193)
EBIT	273	361	510	307	3.911	4.239

Capital expenditures excl. share acquisitions	35	54	166	299	5.505	5.254

1) All figures are at business line group level.

2) Includes other operating income and work performed for own purposes and capitalized.

3) Includes TDC A/S, TDC Services and eliminations.

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Business line performance

TDC Solutions Group
2004

TDC Solutions' activities are mainly landline voice, Internet and data operations as well as integrated solutions in Denmark, Sweden, Norway and Finland.

In 2004, net revenues from TDC Solutions rose DKK 5m to DKK 18,590m, reflecting primarily continued broadband (xDSL) growth as the number of domestic customers in this area increased 37.3% to 556,000. In addition, the customer base convergence products increased from 337,000 to 350,000 at year-end 2004, partly offset by continued migration from landline-to-mobile telephony and private IP-based networks resulting in declining revenues from traditional landline telephony. The number of landline customers totaled 2.9m down 3.0% or 90,000 at year-end 2004.

TDC’s market share in the Danish market for traditional telephony has been fairly stable for several years. TDC has 61% domestic landline traffic and 82% of retail subscriptions (1).

(1) Market share according to NITA (National IT and Telecom Agency) figures 1H 2004.

As a result of continuous cost control, including the impact of the redundancy programs, TDC Solutions’ EBITDA increased 3.2% to DKK 5,894m, and the EBITDA margin was 31.7% compared with 30.7% in 2003 and 29.8% in 2002. However, EBITDA growth declined from 6.9% in the first half of 2004 to (0.3)% in the second. This development was due mainly declining growth in Internet and data communications services as well as the divestment of Dan Net in August 2004.

In 2004, EBIT decreased DKK 27m or 1.2% to DKK 2,286m reflecting mainly higher depreciation charges partly offset improved EBITDA.

TDC Solutions’ capital expenditures increased DKK 38m to DKK 2,457m in 2004. As a result of the development in capital expenditures and almost unchanged net revenues, the capex-to-net revenues ratio increased from 13.0% in 2003 to 13. in 2004.

TDC Solutions’ net revenues were DKK 0.4bn higher than stated in the Outlook for 2004 presented in the first-quarter report, due mainly to the inclusion of TDC Song from November 2004, whereas EBITDA was in line with the Outlook.

Net revenues were DKK 0.6bn higher than stated in the latest Outlook for 2004 presented in the third-quarter report, due mainly to the inclusion of TDC Song from November 2004, whereas EBITDA was in line with the Outlook.

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4Q 2004

DKKm	4Q 2003	4Q 2004	Change in %

Net revenues, total	4.676	4.988	6,7
Landline telephony	2.481	2.468	(0,5)
Retail	1.874	1.920	2,5
Subscriptions	937	907	(3,2)
Traffic	937	1.013	8,1
Wholesale	607	548	(9,7)
Transit traffic	259	156	(39,8)
Other [1]	348	392	12,6
Leased lines	247	264	6,9
Data communications and Internet services	915	1.129	23,4
Terminal equipment etc.	618	868	40,5
Other [2]	415	259	(37,6)

Other revenues [3]	512	291	(43,2)

Total revenues	5.188	5.279	1,8

Operating expenses	(3.645)	(3.787)	(3,9)
Transmission costs, raw materials and supplies	(1.452)	(1.625)	(11,9)
Other external charges	(1.095)	(1.053)	3,8
Wages, salaries and pension costs	(1.098)	(1.109)	(1,0)

EBITDA	1.543	1.492	(3,3)

EBITDA margin	33,0%	29,9%

Depreciation, amortization and write-downs	(1.168)	(1.072)	8,2

EBIT	375	420	12,0

1) Includes incoming traffic, prefix traffic and service provision.

2) Includes mobile telephony, operator services etc.

3) Includes other operating income and work performed for own purposes and capitalized.

In 4Q 2004, net revenues were DKK 4,988m, an increase of 6.7%, impacted by acquisitions and divestments. The acquisitions of Song Networks and NetDesign impacted net revenues by DKK 364m and 43m, respectively, while the divestment of DanNet had a negative impact of DKK 107m. The underlying growth of net revenues was 0.3%

Telephony services

Net revenues from landline telephony totaled DKK 2,468m, down 0.5%, reflecting an increase of DKK 46m, or 2.5%, in landline retail revenues and a reduction of DKK 59m, or 9.7%, in landline wholesale revenues.

Retail subscription revenues declined 3.2% to DKK 907m, reflecting a decline in subscribers. By the end of 4Q 2004, the number of domestic retail landline customers, including PSTN and ISDN, was 2.4m, down 5.5%.

Domestic landline traffic

(million minutes)

4Q02	4Q03	4Q04
5665	5153	4601

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Retail traffic revenues amounted to DKK 1,013m, up 8.1% or DKK 76m. The increase reflects the inclusion of Song Networks. The number of domestic retail voice minutes totaled 2.1bn, down 10.0%, reflecting an overall decline in the market as a whole.

Revenues from wholesale decreased 9.7% to DKK 548m. This was driven by a 39.8% decrease in low-margin transit traffic revenues due to a combination of lower prices and lower volumes. Other wholesale revenues of DKK 392m were impacted by a 11.3% reduction in domestic wholesale traffic to 2.5bn minutes and a 8.6% increase in the number of wholesale subscription customers to 493,000.

Broadband services

TDC has a market share of 76% in the domestic xDSL market and of 66% for the domestic broadband market, defined as xDSL and broadband cable modems(1).

(1) Market share according to NITA (National IT and Telecom Agency) figures 1H 2004.

Revenues from data communications and Internet services grew 23.4% to DKK 1,129m. The key driver for this performance was the inclusion of TDC Song and the growth in xDSL customers, partially offset by the divestment of DanNet. The number of xDSL customers grew 151,000, or 37.3% to 556,000.

TDC's xDSL customers, end of period

('000)
	2002	2003	2004
	253	405	556

Other services

Revenues from terminal equipment etc. increased 40.5%, or DKK 250m, to DKK 868m, due to higher sales of PC’s and the inclusion of NetDesign.

Operating expenses

Operating expenses were DKK 3,787m, an increase of 3.9% or DKK 142m. This increase is a combination of two components: A DKK 173m increase in transmission costs, raw materials and supplies; due primarily to the inclusion of TDC Song and NetDesign. And the DKK 42m reduction in other external charges, reflecting stringent cost control.

EBITDA

EBITDA amounted to DKK 1,492m in 4Q 2004, down DKK 51m or 3.3%. The EBITDA margin was 29.9% compared with 33.0%. The lower margin reflects the consolidation of Song Networks and NetDesign.

EBITDA and EBITDA margin

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
EBITDA	1369	1357	1445	1543	1428	1486	1488	1492
EBITDA margin	29,8	29,7	30,5	33	31,1	32,6	33,4	29,9

Depreciation, amortization and write-downs decreased 8.2% to DKK 1,072m primarily due to the change in asset mix and reassessment of assets’ useful lives in 4Q 2003.

EBIT

EBIT amounted to DKK 420m, up 12.0% compared with 4Q 2003 reflecting the lower level of depreciation, amortization and write-downs.

Capital expenditure

Capex amounted to DKK 690m, down 10.4% and reflecting lower investments in the broadband platform due to the improvements in 2003. The capex-to-net-revenues ratio was 13.8% compared with 16.5% in 4Q 2003.

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Customers

The total number of domestic customers in TDC Solutions amounted to 4.2m. Landline customers amounted to 2.9m, including wholesale, xDSL customers 556,000, while the number of Duét customers was 280,000, down 1.4%, and Internet dial-up customers decreased 17.5% to 406,000, due to migration to broadband services.

TDC Mobile International Group

2004

TDC Mobile International includes mainly TDC Mobil A/S, Talkline and Bité.

In 2004, TDC Mobile International’s net revenues increased 14.6% to DKK 15,105m despite fierce competition in the domestic mobile market and lower average prices compared with 2003. TDC Mobile International’s customer base rose 17.1% to 5.6m customers driven primarily by more mobile customers in Telmore, Talkline and Bité.

Net revenues from domestic operations rose 15.9% to DKK 6,503m driven primarily by a significant growth in traffic volumes of 15.3%. In 2004, the number of mobile customers in domestic operations fell 3.9% or 84,000 to 2,1m, reflecting mainly a reduction in the number of prepaid customers in TDC Mobil as inactive pre-paid SIM cards were deactivated. This was offset partly by a growing number of post-paid subscriptions in TDC Mobil and a higher customer base in Telmore.

Net revenues from Talkline were DKK 7,675m, up 14.7% in 2004 stemming primarily from a DKK 686m increase in mobile operations due to rising traffic volumes and more customers. The growth was also impacted by favorable developments in content services, partly offset by declining revenues from pre-fix telephony. In 2004, Talkline’s mobile customer base totaled 2.6m, up 499,000.

Net revenues from Bité amounted to DKK 927m, up 6.6% in 2004, and the number of customers increased 398,000 to 929,000 in 2004. Voice traffic increased 39.0% partly offset by price reductions and lower average consumption per customer.

Primarily as a result of increased traffic, partly offset by rising customer-acquisition costs, TDC Mobile International’s EBITDA increased 13.0% to DKK 2,682m. The EBITDA margin was 17.8%, almost unchanged compared with 18.0% in 2003, whereas the margin was 16.4% in 2002. However, EBITDA growth declined in 2004 with a growth rate of 17.8% in the first half and 9.2% in the second half 2004, due mainly to higher customer-acquisition costs.

EBITDA in the domestic operations totaled DKK 2,041m, up 22.1% or DKK 369m in 2004, reflecting primarily increased traffic, partly offset by higher customer-acquisition costs.

Talkline’s EBITDA declined DKK 63m to DKK 450m in 2004, resulting mainly from a lower result from pre-fix telephony and increased customer-acquisition costs in connection with the higher customer intake in 2004.

TDC Mobile International’s EBIT increased 9.6% from DKK 1,281m in 2003 to DKK 1,404m in 2004.

TDC Mobile International’s capital expenditures increased DKK 89m from DKK 934m in 2003 to DKK 1.023m in 2004 stemming primarily from higher investments in the UMTS network. In 2004, the capex-to-net revenues ratio was 6.8% compared with 7.1% in 2003.

TDC Mobile International’s net revenues were 1.2bn higher than stated in the Outlook for 2004 presented in the first-quarter report, due mainly to increased traffic in TDC Mobil and higher revenues in Talkline. EBITDA was DKK 0.2bn higher, resulting primarily from increased traffic in the domestic operations.

Net revenues were DKK 0.6bn higher than stated in the latest Outlook for 2004 presented in the third-quarter report. EBITDA was DKK 0.1bn higher than expected, resulting primarily from increased traffic in the domestic operations and Talkline.

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4Q 2004

DKKm	4Q 2003	4Q 2004	Change in %

Net revenues, total	3.363	4.047	20,3
Domestic operations	1.372	1.742	27,0
Talkline	1.765	2.054	16,4
Bité	226	251	11,1

Other revenues [1]	19	19	0,0

Total revenues	3.382	4.066	20,2

Operating expenses	(2.817)	(3.364)	(19,4)
Transmission costs etc.	(1.687)	(2.169)	(28,6)
Other external charges	(875)	(932)	(6,5)
Wages, salaries and pension costs	(255)	(263)	(3,1)

EBITDA	565	702	24,2

EBITDA margin	16,8%	17,3%

Domestic operations	447	486	8,7
Talkline	86	182	111,6
Bité	32	34	6,3

Depreciation, amortization and write-downs	(246)	(335)	(36,2)

EBIT	319	367	15,0

1) Includes other operating income and work performed for own purposes and capitalized.

TDC Mobile International’s 4Q 2004 net revenues rose 20.3% to DKK 4,047m.

Operating expenses increased 19.4% to DKK 3,364m, driven by a 28.6% increase in transmission costs stemming from higher traffic volumes, a 6.5% increase in other external charges, and a 3.1% increase in wages, salaries and pension costs.

EBITDA amounted to DKK 702m, up 24.2% or DKK 137m, due primarily to DKK 96m or 111.6% growth in Talkline.

Depreciation, amortization and write-downs increased 36.2% to DKK 335m in 4Q 2004, due mainly to the reassessment of useful lives in 4Q 2003 and inclusion of Telmore in 2004.

Consequently, EBIT amounted to DKK 367m in 4Q 2004, up 15.0% compared with 4Q 2003.

Capital expenditures excluding share acquisitions increased 3.1%, or DKK 11m, to DKK 367m. Capex-to-net-revenues totaled 9.1% compared with 10.6% in 4Q 2003.

Domestic mobile

The domestic mobile operation continues to see solid growth in revenues stemming from double-digit traffic growth. In the very competitive Danish market, TDC's network has a market share of slightly less than half the market, measured in outgoing minutes(1).

(1) Market share according to NITA (National IT and Telecom Agency) figures 1H 2004.

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The competitive environment in 4Q 2004 was characterized by aggressive marketing via handset subsidies from all market participants. This resulted in an increase in the average subscriber acquisition cost and generated significant revenues from handset sales. Traffic pricing remained relatively stable during 4Q 2004, and termination of inactive prepaid customers combined with growth in postpaid customers helped increase the average revenues per customer to the highest level since 2002.

Net revenues amounted to DKK 1,742m, up 27.0% or DKK 370m. The main revenue drivers were a 19.2% increase in mobile traffic revenues, driven especially by an increase in mobile data, and a DKK 126m increase in terminal equipment revenues in 4Q 2004.

Operating expenses were DKK 1,262m, up 35.3% and reflecting a 45.4% increase in transmission costs, raw materials and supplies, due to increased traffic and higher handset sales and a 30.6% increase in other external charges, reflecting higher customer acquisition cost.

EBITDA increased 8.7% to DKK 486m, driven by higher revenues, partly offset by increased handset subsidies.

EBITDA and EBITDA margin

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
EBITDA	336	408	481	447	442	548	565	486
EBITDA margin	27,1	27,3	32	32,6	30,1	34,4	33,3	27,9

The acquisition of Telmore in 1Q 2004 had an impact of DKK 42m on net revenues and DKK 6m on EBITDA in 4Q 2004.

Domestic mobile customers, including mobile customers in TDC Solutions, numbered 2.4m by the end of 4Q 2004, down 2.6% or 64,000 customers. The number of service provider customers decreased 85,000 and the number of TDC's retail customers decreased 39,000, both due to elimination of inactive pre-paid cards. The decreases were however partially counterbalanced by an increase of 60.000 Telmore customers.

TDC’s domestic operations recorded capex of DKK 265m, up 9.5%, due to increased capex related to the establishment of 3G infrastructure. Capex-to-net revenues was 15.2% compared with 17.6% in 4Q 2003.

Talkline

TDC's German subsidiary, Talkline, is a focused service provider of mobile telephony. We are continuing our focus on mobile telephony and in 4Q 2004 it was agreed to divest Talkline Infodienste, which provide value-added-services. The divestment is expected to be completed in 1Q 2005.

Talkline’s net revenues amounted to DKK 2,054m, up 16.4%, reflecting a 6.4% increase in mobile revenues and higher revenues in Talkline Infodienste.

EBITDA amounted to DKK 182m, up 111.6%, driven mainly by higher mobile traffic revenues.

Talkline increased the number of mobile customers by 23.9% to 2.6m.

Bité

Net revenues amounted to DKK 251m in 4Q 2004, up 11.1%.

EBITDA amounted to DKK 34m, up 6.3%.

Bité had 927,000 mobile customers, up 75.2% or 398,000 customers.

TDC Switzerland
2004

TDC Switzerland provides mobile, landline and Internet services for the Swiss market using the sunrise brand name.

TDC Switzerland, branded as sunrise, holds a solid position in the Swiss communications market. In past years, TDC has implemented significant operational changes that have improved profitability and given TDC Switzerland a solid recognition

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in the marketplace. The mobile market share is 19% in a three-player market, while TDC Switzerland has a 19% market share(1) in landline telephony.

(1) Market shares are based on data from other companies in the market and own estimates.

In 2004, TDC Switzerland continued its positive financial development from 2003. The number of mobile customers grew 7.4% to 1.2m, and the number of xDSL customers increased from 92,000 to 148,000 at year-end 2004. Net revenues increased DKK 221m or 2.3% to DKK 9,692m in 2004. Compared with revenue growth of 6.0% in 2003, the growth rate decreased due especially to lower growth in mobile telephony, impacted by lower handset sales, combined with a modest decline in the landline business.

EBITDA increased DKK 250m or 11.3% to DK 2,455m in 2004, and the EBITDA margin was 25.3% compared with 23.3% in 2003 and 14.2% in 2002. This development reflects the combination of continued significant cost reductions stemming from synergies achieved after the creation of TDC Switzerland, and revenue increases over the period, as well as lower marketing costs compared with 2003.

In 2004, EBIT grew DKK 123m or 33.4% to DKK (245)m as a result of the improved EBITDA.

TDC Switzerland’s capital expenditures fell DKK 479m to DKK 1,196m in 2004, due to the 2003 impact from reassessment of estimated asset retirement costs. Compared with the growth in revenues, the capex-to-net revenues ratio fell from 17.7% in 2003 to 12.3% in 2004.

With these results, TDC Switzerland performed in accordance with the Outlook for 2004 presented in the first-quarter report 2004 and subsequently confirmed by the third-quarter report.

4Q 2004

DKKm	4Q 2003	4Q 2004	Change in %

Net revenues, total[1]	2.474	2.435	(1,6)
Mobile telephony	1.443	1.466	1,6
Landline telephony	858	771	(10,1)
Internet services	173	198	14,5

Other revenues[2]	28	29	3,6

Total revenues	2.502	2.464	(1,5)

Operating expenses	(1.926)	(1.823)	5,3
Transmission costs etc.	(1.031)	(978)	5,1
Other external charges	(557)	(523)	6,1
Wages, salaries and pension costs	(338)	(322)	4,7

EBITDA	576	641	11,3

EBITDA margin	23,3%	26,3%

Depreciation, amortization and write-downs	(682)	(757)	(11,0)

EBIT	(106)	(116)	(9,4)

1) The allocation of wholesale revenues on the three business lines has been refined as from 1Q 2004. Historical figures have been adjusted accordingly.

2) Includes other operating income and work performed for own purposes and capitalized.

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In 4Q 2004, TDC Switzerland's net revenues amounted to DKK 2,435m, down 1.6%. In local currency, the net revenues decreased 2.7%. The mobile business grew 1.6%. Revenues from landline telephony decreased 10.1% to DKK 771m in 4Q 2004, due mainly to feeble market conditions for pricing and volumes. Internet revenues grew 14.5% driven by the continued strong development in xDSL sales.

Operating expenses decreased 5.3% to DKK 1,823m, due mainly to a 5.1% decrease in transmission costs etc. to DKK 978m, and a 6.1% decrease in other external charges to DKK 523m. Wages, salaries and pension costs totaled DKK 322m, down 4.7%.

EBITDA amounted to DKK 641m, up 11.3%. In local currency, EBITDA increased 9.8%. The EBITDA margin was 26.3%, up from 23.3%.

EBITDA and EBITDA margin

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
EBITDA	492	562	570	577	578	605	631	641
EBITDA margin	21,5	24,8	23,5	23,3	24,0	25,1	25,9	26,3

Depreciation, amortization and write-downs amounted to DKK 757m, up 11.0%. Goodwill amortization amounted to DKK 322m of the total.

Consequently, EBIT amounted to DKK (116)m, compared with DKK (106)m in 4Q 2003. EBIT excluding goodwill amortization was DKK 206m, down 1.9%.

Capital expenditures were DKK 289m, down 62.9%, reflecting extraordinary high capex in 4Q 2003 due to reassessment of estimated asset retirement costs. The capex-to-net-revenues ratio decreased to 11.9% compared with 31.5%.

In 4Q 2004, TDC Switzerland has changed the definition of landline and GSM prepaid customers. Landline customers are now only counted as active, when a customer has generated traffic within the last month. The previous definition was 12 months. GSM prepaid customers are counted, if they have generated traffic within the last three months, compared with 12 months in the previous definition. Historical figures have been changed accordingly.

TDC Switzerland had 2.2m customers by the end of 4Q 2004, down 1.4%. The customer base comprised 1.2m mobile customers, up 7.4%; 573,000 landline customers, down 9.0%; 321,000 Internet dial-up customers, down 26.0%; and 148,000 xDSL customers, a solid intake of 56,000 customers.

TDC Cable TV Group
2004

TDC Cable TV provides cable-TV services as well as Internet access in Denmark.

TDC Cable TV is continuing to expand its traditional TV business, while also continuing to increase its coverage of Internet services.

TDC Cable TV’s net revenues amounted to DKK 1,766m, up DKK 242m or 15.9% compared with 14.2% in 2003. Revenues are still generated primarily by cable-TV subscriptions, with an increasing share from cable-modem customers, with a customer growth of 59.0% in 2004.

TDC Cable TV’s EBITDA continued to improve, mainly as a result of the growing customer base and increased revenues per customer. EBITDA was DKK 355m, up 105.2%, resulting in an increased EBITDA margin of 20.1% compared with 11.4% in 2003 and 1.3% in 2002.

EBIT amounted to DKK 126m in 2004, up DKK 224m compared with 2003.

In 2004, TDC Cable TV’s capital expenditures aggregated DKK 225m, a reduction of DKK 51m or 18.5%. The capex-to-net revenues ratio was 12.7% in 2004 compared with 18.1% in 2003.

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Net revenues and EBITDA were 0.1bn higher than stated in the Outlook for 2004 presented in the first-quarter report and confirmed by the third-quarter report, due mainly to higher growth in the number of customers than expected.

4Q 2004

TDC Cable TV’s net revenues amounted to DKK 469m, up 19.0%, reflecting mainly a larger customer base in both the traditional cable-TV business and Internet services.

Operating expenses amounted to DKK 359m in 4Q 2004, up 5.9%.

EBITDA was DKK 111m, compared with DKK 57m in 4Q 2003, continuing the quarterly improvements seen during the past years.

EBITDA and EBITDA margin

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
EBITDA	19	42	55	57	64	89	91	111
EBITDA margin	5,2	11,2	14,2	14,5	15,1	20,7	20,4	23,7

EBIT was DKK 46m in 4Q 2004 compared with DKK (56)m in 4Q 2003.

Capital expenditures in TDC Cable TV were DKK 70m compared with DKK 88m in 4Q 2003. The capex-to-net-revenues ratio was 14.9% in 4Q 2004, down from 22.3%

By the end of 4Q 2004, TDC Cable TV had 982,000 cable-TV customers, up 6.3%, and 186,000 cable-modem customers, up 59.0%. Altogether, 121,000 of our cable-modem customers have high-speed Internet access.

TDC Directories Group
2004
TDC Directories provides directory services, specialist business catalogs and online inquiry services in the Danish, Swedish and Finnish markets.

TDC Directories’ net revenues fell DKK 27m or 1.8% to DKK 1,436m in 2004, resulting mainly from fewer domestic advertisements, partly offset by higher revenues in TDC Förlag AB.

In 2004, EBITDA rose DKK 59m or 14.3% to DKK 472m, reflecting primarily TDC Förlag AB’s closure of Gulan in 2003 (a Swedish directory service), and lower costs in domestic operations. The EBITDA margin was 32.9% compared with 28.2% in 2003 and 25.8% in 2002.

EBIT increased DKK 88m or 32.2% to DKK 361m in 2004, and reflected the improved EBITDA and lower depreciation.

With these results, TDC Directories performed in accordance with the Outlook for 2004 presented in the first-quarter report 2004 and subsequently confirmed by the third-quarter report.

4Q 2004
TDC Directories’ quarterly results are affected by the release dates of printed directories, as revenues from printed directories are recognized at the time of release. This impacts the allocation of annual revenues and earnings on quarters.

Net revenues were DKK 459m, up 16.2%, reflecting an increase in both domestic and Swedish operations in accordance with the above-mentioned.

Operating expenses were DKK 283m, down 6.0%.

EBITDA was DKK 183m compared with DKK 98m in 4Q 2003, driven by higher sales in the domestic business and a non-recurring item in 4Q 2003 in Sweden.

EBIT was DKK 154m compared with DKK 41m in 4Q 2003.

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Safe harbor statement

Certain sections of this release contain forward-looking statements that are subject to risks and uncertainties.

Examples of such forward-looking statements include, but are not limited to:

•	statements containing projections of revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other financial items.
•	statements of our plans, objectives or goals for future operations including those related to our products or services.
•	statements of future economic performance.
•	statements of the assumptions underlying or relating to such statements.

Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include, but are not limited to:

•	changes in applicable Danish and EU legislation
•	increases in the interconnection rates we are charged by other carriers or decreases in the interconnection rates we are able to charge other carriers
•	decisions from the Danish National IT and Telecom Agency whereby the regulatory obligations of TDC are extended
•	developments in competition within domestic and international communications solutions
•	introduction of and demand for new services and products
•	developments in the demand, product mix and prices in the mobile market, including marketing and customer-acquisition costs
•	developments in the market for multimedia services
•	the possibilities of being awarded licenses
•	developments in our international activities, which also involve certain political risks
•	investments in and divestitures of domestic and foreign companies.

We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to TDC, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Resolutions passed by the Board of Directors

At its meeting today, the Board of Directors approved the Consolidated Financial Statements for 2004.

The Board of Directors proposes a 4.2% increase in dividends to DKK 12.50 from DKK 12.00 per share.

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TDC's Annual Report 2004 is scheduled for publication on February 24, 2005. The Report can be accessed from that date at: www.tdc.com.

The Annual General Meeting will be held in Copenhagen on March 17, 2005.

Conference call

TDC invites you to take part in a conference call today at 16.00 CET hosted by Henning Dyremose, Chief Executive Officer, and Hans Munk Nielsen, Chief Financial Officer. To participate, please call +353 1 439 0432 from outside Denmark and 80 80 2005 (toll-free) from Denmark about 10 minutes before the conference call is due to start.

The conference will be available in digital replay until March 2, 2005: +353 1 240 0041. Access code: 481462#. Press # for instructions during the replay.

The conference call will refer to a slide deck that is available at www.tdc.dk and www.tdc.com. Participants wishing to derive full benefit from the conference call should obtain these slides in due time before the conference call begins.

For further information, please contact Investor Relations at +45 3343 7680.

Financial calendar

TDC's current financial calendar is as follows (more details on www.tdc.com):

March 17, 2005
Annual General Meeting

April 5, 2005
Start of closed period prior to Quarterly Report 1Q 2005

May 3, 2005
Quarterly Report 1Q 2005

May 10, 2005
Investor Day 2005 in Copenhagen

July 7, 2005
Start of closed period prior to Quarterly Report 2Q 2005

August 4, 2005
Quarterly Report 2Q 2005

October 4, 2005
Start of closed period prior to Quarterly Report 3Q 2005

November 2, 2005
Quarterly Report 3Q 2005

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Statements of Income

TDC Group (DKKm)	4Q 2003	4Q 2004	Change in %	2003	2004	Change in %

Net revenues	10.632	11.517	8,3	41.413	43.570	5,2
Domestic net revenues	5.665	5.985	5,6	22.633	23.260	2,8
in percent of total net revenues	53%	52%		55%	53%
International net revenues	4.967	5.532	11,4	18.780	20.310	8,1
in percent of total net revenues	47%	48%		45%	47%
Other revenues[1]	562	332	(40,9)	1.526	1.468	(3,8)

Total revenues	11.194	11.849	5,9	42.939	45.038	4,9
Transmission costs, raw materials and supplies	(3.971)	(4.521)	(13,9)	(15.049)	(16.376)	(8,8)
Other external charges	(2.089)	(2.004)	4,1	(8.032)	(8.234)	(2,5)
Wages, salaries and pension costs	(1.995)	(2.034)	(2,0)	(8.204)	(7.996)	2,5

Total operating expenses	(8.055)	(8.559)	(6,3)	(31.285)	(32.606)	(4,2)

EBITDA	3.139	3.290	4,8	11.654	12.432	6,7
of which domestic EBITDA	2.428	2.388	(1,6)	8.780	9.265	5,5
in percent of total EBITDA	77%	73%		75%	75%
of which international EBITDA	711	902	26,9	2.874	3.167	10,2
in percent of total EBITDA	23%	27%		25%	25%
Depreciation, amortization and write-downs	(2.301)	(2.288)	0,6	(7.743)	(8.193)	(5,8)
of which goodwill amortization	(403)	(425)	(5,5)	(1.494)	(1.547)	(3,5)

EBIT, excluding one-time items	838	1.002	19,6	3.911	4.239	8,4
One-time items	(745)	0	-	(1.719)	5.825	NM

EBIT including one-time items	93	1.002	NM	2.192	10.064	NM
Net financials	174	126	(27,6)	1.190	27	(97,7)
of which financial expenses, net	(277)	(180)	35,0	(1.158)	(900)	22,3
of which income before income taxes from investments	405	118	(70,9)	1.769	749	(57,7)
of which fair value adjustments	46	188	NM	579	178	(69,3)

Income before income taxes	267	1.128	NM	3.382	10.091	198,4
Total income taxes	(194)	(197)	(1,5)	(1.629)	(1.351)	17,1
- Income taxes related to income excluding one-time items and fair value adjustments	(483)	(373)	22,8	(2.116)	(1.679)	20,7

- Income taxes related to one-time items and fair value adjustments	289	176	(39,1)	487	328	(32,6)

Income before minority interests	73	931	NM	1.753	8.740	NM
Minority interests' share of net income	0	2	NM	(8)	2	125,0

Net income	73	933	NM	1.745	8.742	NM

Net income excluding one-time items and fair value adjustments[2]	505	569	12,7	2.411	2.411	0,0

1) Includes other operating income and work performed for own purposes and capitalized.

2) Excluding consolidated one-time items and fair value adjustments as specified, as well as excluding fair value adjustments in associated enterprises included in the item income before income taxes from investments.

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Balance Sheets

TDC Group (DKKm)	2003	2004

Assets
Intangible assets, net	27.956	29.574
Property, plant and equipment, net	25.260	26.217
Investments and other assets, net	8.688	2.753
Total fixed assets	61.904	58.544

Inventories	620	534
Total accounts receivable	19.533	18.218
- of which interest-bearing receivables	148	83
Marketable securities	2.028	3.412
Cash	5.430	6.838
Total current assets	27.611	29.002

Total assets	89.515	87.546

Liabilities and shareholders' equity
Shareholders' equity	32.973	35.963
Minority interests	2	27
Provisions	6.108	6.498
Long-term debt	32.974	29.017

Current maturities of long-term debt	2.781	598
Short-term bank loans	533	728
Trade accounts payable	5.587	5.614
Other	8.557	9.101

Total short-term debt	17.458	16.041

Total debt	50.432	45.058

Total liabilities	56.542	51.583

Total liabilities and shareholders' equity	89.515	87.546

Net interest-bearing debt	28.682	20.010

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Statements of Cash Flow

TDC Group (DKKm)	4Q 2003	4Q 2004	Change in %	2003	2004	Change in %

EBITDA	3.139	3.290	4,8	11.654	12.432	6,7
Interest paid	183	23	(87,4)	(824)	(1.238)	(50,2)
Tax paid	(165)	68	141,2	(544)	(453)	16,7
Change in working capital	51	388	NM	525	1.313	150,1
Other	(209)	(33)	84,2	(89)	(920)	NM

Cash flow from operating activities	2.999	3.736	24,6	10.722	11.134	3,8

Capex excluding share acquisitions	(2.077)	(1.627)	21,7	(5.505)	(5.254)	4,6
Share acquisitions	(26)	(4.569)	NM	(8.085)	(4.844)	40,1
Change in trade accounts payable, capex	669	(97)	(114,5)	486	(186)	(138,3)
Loans given to associated enterprises, net	39	(32)	(182,1)	(6)	(32)	NM
Divestment of assets	372	858	130,6	1.102	13.958	NM
Dividends received from associated enterprises	0	0	NM	423	601	42,1

Cash flow from investing activities	(1.023)	(5.467)	NM	(11.585)	4.243	NM

Change in interest-bearing debt	497	(1.132)	NM	7.094	(5.945)	NM
Consolidation of acquired companies	0	0	-	0	(8)	NM
Currency translation adjustments	284	42	(85,2)	677	39	(94,2)
Dividend paid	0	0	NM	(2.453)	(2.555)	(4,2)
Other	(174)	(317)	(82,2)	(375)	(4.093)	NM

Cash flow from financing activities	607	(1.407)	NM	4.943	(12.562)	NM

Increase/(decrease) in cash and cash equivalents	2.583	(3.138)	NM	4.080	2.815	(31,0)

Cash and cash equivalents, end of period	7.458	10.250	37,4	7.458	10.250	37,4

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Capex, excl. share acquisitions

TDC Group (DKKm)	2003	2004	Change in %

TDC Solutions	2.419	2.457	1,6
TDC Mobile International	934	1.023	9,5
- Domestic operations	669	747	11,7
- Talkline	61	112	83,6
- Bité	204	164	(19,6)
TDC Switzerland	1.675	1.196	(28,6)
TDC Cable TV	276	225	(18,5)
TDC Directories	35	54	54,3
Others [1]	166	299	80,1

Capex	5.505	5.254	(4,6)

1 Includes TDC Services, TDC A/S and eliminations.

Shareholders' equity

TDC Group (DKKm)	4Q 2003	4Q 2004

Shareholders' equity at October 1	33.130	34.952
Net income	73	933
Dividends declared	0	0
Change in holding of treasury shares	(123)	0
Currency translation adjustments	(5)	61
Additional minimum pension liability in Belgacom	(99)	0
Tax related to changes in shareholders' equity	(3)	17

Shareholders’ equity at December 31	32.973	35.963

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Quarterly Statements of Income

	1Q	2Q	3Q	4Q		1Q	2Q	3Q	4Q
DKKm	2003	2003	2003	2003	2003	2004	2004	2004	2004	2004

TDC Solutions	4.599	4.573	4 .736	4.676	18.585	4.587	4.552	4.462	4.988	18.590
TDC Mobile International	3.130	3.262	3.419	3.363	13.175	3.336	3.716	4.007	4.047	15.105
- Domestic	1.243	1.495	1.503	1.372	5.613	1.469	1.596	1.697	1.742	6.503
- Bité	196	218	230	226	870	203	222	251	251	927
- Talkline	1.691	1.549	1.686	1.765	6.692	1.664	1.898	2.059	2.054	7.675
TDC Switzerland	2.302	2.266	2.428	2.474	9.471	2.409	2.408	2.440	2.435	9.692
TDC Cable TV	370	375	384	394	1.524	421	430	446	469	1.766
TDC Directories	208	415	446	395	1.463	213	370	394	459	1.436
Others[1]	(627)	(747)	(758)	(670)	(2.805)	(707)	(704)	(727)	(881)	(3.019)

Net revenues	9.982	10.144	10.655	10.632	41.413	10.259	10.772	11.022	11.517	43.570

TDC Solutions	1.369	1.357	1.445	1.543	5.714	1.428	1.486	1.488	1.492	5.894
TDC Mobile International	452	587	770	565	2.374	555	669	756	702	2.682
- Domestic	336	408	481	447	1.672	442	548	565	486	2.041
- Bité	46	51	59	32	189	48	43	66	34	191
- Talkline	70	128	230	86	513	65	78	125	182	450
TDC Switzerland	496	562	570	576	2.205	578	605	631	641	2.455
TDC Cable TV	19	42	55	57	173	64	89	91	111	355
TDC Directories	(16)	111	220	98	413	(6)	124	171	183	472
Others [1]	221	127	128	300	775	164	91	158	161	574

EBITDA	2.541	2.786	3.188	3.139	11.654	2.783	3.064	3.295	3.290	12.432

Depreciation, amortization and write-downs	(1.748)	(1.825)	(1.869)	(2.301)	(7.743)	(1.885)	(2.023)	(1.997)	(2.288)	(8.193)
- of which goodwill amortization	(328)	(385)	(379)	(403)	(1.494)	(369)	(377)	(376)	(425)	(1.547)

EBIT, excl. one-time items	793	961	1.319	838	3.911	898	1.041	1.298	1.002	4.239

One-time items	(55)	(919)	-	(745)	(1.719)	4.857	-	968	-	5.825

EBIT incl. one-time items	738	42	1.319	93	2.192	5.755	1.041	2.266	1.002	10.064

Net financials	246	474	296	174	1.190	201	(110)	(190)	126	27
- Financial expenses, net	(273)	(300)	(308)	(277)	(1.158)	(284)	(202)	(234)	(180)	(900)

- Income before income taxes from investments	434	508	422	405	1.769	473	70	88	118	749

- Fair value adjustments	85	266	182	46	579	12	22	(44)	188	178

Income before income taxes	984	516	1.615	267	3.382	5.956	931	2.076	1.128	10.091

Tax	(490)	(342)	(603)	(194)	(1.629)	(330)	(349)	(475)	(197)	(1.351)
- Income taxes related to income excl. one-time items and fair value adjustments	(496)	(514)	(623)	(483)	(2.116)	(485)	(343)	(478)	(373)	(1.679)

- Income taxes related to one-time items	8	257	-	280	545	157	-	(10)	218	365

- Income taxes related to fair value adjustments	(2)	(85)	20	9	(58)	(2)	(6)	13	(42)	(37)

Income before minority interests	494	174	1.012	73	1.753	5.626	582	1.601	931	8.740

Minority interests’ share of net income	(9)	1	-	-	(8)	-	-	-	2	2

Net income	485	175	1.012	73	1.745	5.626	582	1.601	933	8.742

Excluding one-time items and fair value adjustments[2]

EBIT	793	961	1.319	838	3.911	898	1.041	1.298	1.002	4.239

Net financials	154	218	101	145	618	189	(132)	(146)	(62)	(151)

Income before income taxes	947	1.179	1.420	983	4.529	1.087	909	1.152	940	4.088

Income taxes	(496)	(516)	(620)	(478)	(2.110)	(485)	(343)	(478)	(373)	(1.679)

Income before minority interests	451	663	800	505	2.419	602	566	674	567	2.409

Minority interests’ share of net income	(9)	1	-	-	(8)	-	-	-	2	2

Net income	442	664	800	505	2.411	602	566	674	569	2.411

1) Includes TDC Services, TDC A/S and eliminations. 2) Excluding consolidated one-time items and fair value adjustments as specified, as well as excluding fair value adjustments in associated enterprises included in the item income before income taxes from investments.

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Quarterly Balance Sheets

	1Q	2Q	3Q	4Q			2Q	3Q	4Q
TDC Group (DKKm)	2003	2003	2003	2003	2003	1Q 2004	2004	2004	2004	2004

Assets
Intangible assets, net	30.117	28.735	28.078	27.956	27.956	27.793	28.229	27.144	29.574	29.574
Property, plant and equipment,
net	26.724	26.134	25.724	25.260	25.260	25.284	24.642	24.260	26.217	26.217
Investments and other assets,
net	10.149	10.417	9.924	8.688	8.688	2.953	3.055	3.176	2.753	2.753

Total fixed assets	66.990	65.286	63.726	61.904	61.904	56.030	55.926	54.580	58.544	58.544

Inventories	714	694	558	620	620	508	439	468	534	534

Total accounts receivable	19.963	18.449	19.083	19.533	19.533	17.526	16.982	17.309	18.218	18.218
- of which interest-bearing receivables	0	0	178	148	148	126	107	81	83	83

Marketable securities	938	6	1.767	2.028	2.028	2.024	2.718	2.703	3.412	3.412

Cash	1.388	1.628	3.116	5.430	5.430	16.382	11.238	10.702	6.838	6.838

Total current assets	23.003	20.777	24.524	27.611	27.611	36.440	31.377	31.182	29.002	29.002

Total assets	89.993	86.063	88.250	89.515	89.515	92.470	87.303	85.762	87.546	87.546

Liabilities and shareholders' equity
Shareholders' equity	34.731	32.142	33.130	32.973	32.973	36.033	33.409	34.952	35.963	35.963
Minority interests	2	2	2	2	2	2	1	1	27	27

Provisions	5.324	5.750	5.719	6.108	6.108	6.182	5.957	6.026	6.498	6.498

Long-term debt	33.854	34.475	34.921	32.974	32.974	32.299	32.186	28.959	29.017	29.017

Current maturities of long-term debt	1.307	962	539	2.781	2.781	1.930	1.927	2.068	598	598

Short-term bank loans	167	303	330	533	533	331	519	448	728	728

Trade accounts payable	5.624	5.413	5.445	5.587	5.587	5.252	5.399	5.372	5.614	5.614

Other	8.984	7.016	8.164	8.557	8.557	10.441	7.905	7.936	9.101	9.101

Total short-term debt	16.082	13.694	14.478	17.458	17.458	17.954	15.750	15.824	16.041	16.041

Total debt	49.936	48.169	49.399	50.432	50.432	50.253	47.936	44.783	45.058	45.058

Total liabilities	55.262	53.921	55.120	56.542	56.542	56.437	53.894	50.810	51.583	51.583

Total liabilities and shareholders' equity	89.993	86.063	88.250	89.515	89.515	92.470	87.303	85.762	87.546	87.546

Net interest-bearing debt	33.002	34.106	30.729	28.682	28.682	16.028	20.569	17.989	20.010	20.010

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Quarterly Statements of Cash Flow

	1Q	2Q	3Q	4Q		1Q	2Q	3Q	4Q
TDC Group (DKKm)	2003	2003	2003	2003	2003	2004	2004	2004	2004	2004

EBITDA	2.541	2.786	3.188	3.139	11.654	2.783	3.064	3.295	3.290	12.432

Interest paid	(117)	(796)	(94)	183	(824)	(475)	(707)	(80)	23	(1.238)

Tax paid	(355)	(17)	(7)	(165)	(544)	(274)	(9)	(238)	68	(453)

Change in working capital	316	(204)	362	51	525	401	279	245	388	1.313

Other	(260)	52	328	(209)	(89)	(421)	(193)	(272)	(33)	(920)

Cash flow from operating activities	2.125	1.821	3.777	2.999	10.722	2.014	2.434	2.950	3.736	11.134

Capex excluding share acquisitions	(1.126)	(1.184)	(1.118)	(2.077)	(5.505)	(1.082)	(1.263)	(1.282)	(1.627)	(5.254)

Share acquisitions	(7.888)	(132)	(39)	(26)	(8.085)	(179)	(42)	(54)	(4.569)	(4.844)

Change in trade accounts payable, capex	(83)	(42)	(58)	669	486	(201)	26	86	(97)	(186)

Loans given to associated enterprises, net	(21)	(12)	(12)	39	(6)	0	0	0	(32)	(32)

Divestment of assets	(58)	101	687	372	1.102	11.821	99	1.180	858	13.958

Dividends received from associated enterprises	1	422	0	0	423	492	108	1	0	601

Cash flow from investing activities	(9.175)	(847)	(540)	(1.023)	(11.585)	10.851	(1.072)	(69)	(5.467)	4.243

Change in interest-bearing debt	6.135	412	50	497	7.094	(1.727)	72	(3.157)	(1.132)	(5.945)

Consolidation of acquired companies	0	0	0	0	0	(8)	0	0	0	(8)

Currency translation adjustments	121	384	(112)	284	677	(78)	62	13	42	39

Dividend paid	0	(2.453)	0	0	(2.453)	0	(2.555)	0	0	(2.555)

Other	(256)	(8)	63	(174)	(375)	(147)	(3.348)	(282)	(317)	(4.093)

Cash flow from financing activities	6.000	(1.665)	1	607	4.943	(1.960)	(5.769)	(3.426)	(1.407)	(12.562)

Increase/(decrease) in cash and cash equivalents	(1.050)	(691)	3.238	2.583	4.080	10.905	(4.407)	(545)	(3.138)	2.815

Cash and cash equivalents, end of period	2.326	1.634	4.883	7.458	7.458	18.406	13.956	13.405	10.250	10.250

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Quarterly Capex, excl. share acquisitions

	1Q	2Q	3Q	4Q		1Q	2Q	3Q
(DKKm)	2003	2003	2003	2003	2003	2004	2004	2004	4Q 2004	2004

TDC Solutions	568	545	536	770
					2.419	560	642	565	690	2.457
TDC Mobile International	204	176	198	356
					934	199	194	263	367	1.023
- Domestic operations	168	119	140	242
					669	171	125	186	265	747
- Talkline	4	7	8	42
					61	7	25	39	41	112
- Bité	32	50	50	72
					204	21	44	38	61	164
TDC Switzerland	249	353	295	778
					1.675	230	315	362	289	1.196
TDC Directories	4	10	4	17
					35	7	7	15	25	54
TDC Cable TV	70	64	54	88
					276	52	60	43	70	225
Others [1]	31	36	31	68

					166	34	45	34	186	299

Capex	1.126	1.184	1.118	2.077	5.505	1.082	1.263	1.282	1.627	5.254

1 Includes TDC Services, TDC A/S and eliminations

Customers

						1Q	2Q	3Q	4Q
Customers ('000) (end of period)	1Q 2003	2Q 2003	3Q 2003	4Q 2003	2003	2004	2004	2004	2004	2004

Domestic, retail and wholesale:
Landline customers	3.049	3.029	3.007	2.981	2.981	2.956	2.936	2.910	2.880	2.880
- Retail	2.646	2.596	2.565	2.527	2.527	2.478	2.443	2.417	2.387	2.387
- Wholesale	403	433	442	454	454	478	493	493	493	493

Mobile customers	2.076	2.258	2.409	2.471	2.471	2.421	2.392	2.362	2.407	2.407
- Retail	1.629	1.717	1.741	1.743	1.743	1.727	1.697	1.678	1.704	1.704
- Telmore	258	325	415	455	455	483	503	510	515	515
- Wholesale	189	216	253	273	273	211	192	174	188	188

Internet customers	907	926	969	1.014	1.014	1.054	1.087	1.102	1.148	1.148
- of which ADSL	302	332	366	405	405	445	484	511	556	556
- of which cable-modem customers	73	82	94	117	117	136	153	166	186	186
Cable-TV customers	890	902	907	924	924	937	948	957	982	982

Domestic customers, total	6.922	7.115	7.291	7.390	7.390	7.368	7.363	7.331	7.417	7.417

International:
Landline customers	656	643	630	650	650	642	638	624	603	603
- Switzerland	655	642	629	630	630	620	612	597	573	573
- TDC Song	0	0	0	0	0	0	0	0	3	3
- Others	1	1	1	20	20	22	26	27	27	27

Mobile customers	3.267	3.355	3.454	3.728	3.728	3.915	4.187	4.450	4.719	4.719
- Switzerland	1.018	1.045	1.062	1.108	1.108	1.125	1.167	1.204	1.190	1.190
- Talkline	1.777	1.830	1.906	2.091	2.091	2.150	2.281	2.454	2.590	2.590
- Bité	472	479	486	529	529	640	739	792	927	927
- TDC Song	0	0	0	0	0	0	0	0	12	12

Internet customers	577	533	670	682	682	679	647	641	666	666
- Switzerland	557	530	527	526	526	512	480	474	469	469
- TDC Song	0	0	0	0	0	0	0	0	20	20
- Others	20	3	143	156	156	167	167	167	177	177

International customers, total	4.500	4.531	4.755	5.060	5.060	5.236	5.472	5.715	5.988	5.988

Group customers, total	11.422	11.646	12.046	12.450	12.450	12.604	12.835	13.046	13.405	13.405

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Traffic, domestic

	1Q	2Q	3Q	4Q		1Q	2Q	3Q	4Q
Traffic volume (million minutes):	2003	2003	2003	2003	2003	2004	2004	2004	2004	2004

Landline voice traffic	5.558	5.159	4.965	5.153	20.835	5.154	4.753	4.406	4.601	18.915

- Retail	2.642	2.426	2.274	2.356	9.698	2.342	2.120	2.010	2.120	8.593

- Wholesale	2.916	2.733	2.691	2.797	11.137	2.812	2.633	2.396	2.481	10.322

Mobile, including wholesale	765	860	909	906	3.440	941	1.026	1.041	1.026	4.034

Employees

Full-time equivalents

	1Q	2Q	3Q			1Q	2Q	3Q	4Q
EoP	2003	2003	2003	4Q 2003	2003	2004	2004	2004	2004	2004

TDC Solutions	12.562	11.973	12.102	11.765	11.765	11.119	11.088	10.538	11.432	11.432

- of which in Denmark	11.760	11.486	11.353	11.029	11.029	10.481	10.462	9.921	10.072	10.072

TDC Mobile International	2.681	2.678	2.686	2.636	2.636	2.625	2.516	2.507	2.464	2.464

- of which in Denmark	1.250	1.265	1.274	1.228	1.228	1.241	1.149	1.138	1.113	1.113

TDC Switzerland	2.320	2.319	2.378	2.380	2.380	2.380	2.363	2.354	2.307	2.307

TDC Cable TV	702	713	727	733	733	749	843	845	862	862

TDC Directories	1.139	1.191	1.097	1.091	1.091	1.082	1.055	1.054	1.074	1.074

- of which in Denmark	574	565	528	542	542	529	516	511	561	561

Others	2.656	2.577	2.536	2.520	2.520	2.398	2.399	2.391	2.434	2.434

- of which in Denmark	2.600	2.525	2.495	2.482	2.482	2.363	2.366	2.355	2.390	2.390

TDC	22.060	21.451	21.526	21.125	21.125	20.353	20.264	19.689	20.573	20.573

TDC, domestic operations	16.886	16.554	16.377	16.014	16.014	15.363	15.336	14.770	14.998	14.998

The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees.

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Selected financial and operational data 2000 - 2004

TDC Group		2000	2001	2002	2003	2004

Statements of Income:	DKKm

Net revenues		34.813	42.008	42.011	41.413	43.570
Total revenues		36.395	43.900	43.794	42.939	45.038

Total operating expenses		(25.843)	(34.268)	(33.091)	(31.285)	(32.606)

Earnings before interest, taxes, depreciation and amortization (EBITDA)		10.552	9.632	10.703	11.654	12.432

Depreciation, amortization and write-downs		(4.400)	(6.719)	(7.342)	(7.743)	(8.193)

Earnings before interest and taxes (EBIT), excluding one-time items		6.152	2.913	3.361	3.911	4.239

One-time items		6.161	(2.548)	(1.133)	(1.719)	5.825

EBIT including one-time items		12.313	365	2.228	2.192	10.064

Net financials		154	417	3.562	1.190	27

Income before income taxes		12.467	782	5.790	3.382	10.091

Total income taxes		(3.239)	(1.397)	(1.559)	(1.629)	(1.351)

Income before minority interests		9.228	(615)	4.231	1.753	8.740

Minority interests		74	534	227	(8)	2

Net income		9.302	(81)	4.458	1.745	8.742

Net income excluding one-time items and fair value adjustments: [1]

EBIT, excluding one-time items		6.152	2.913	3.361	3.911	4.239

Net financials		10	(206)	305	618	(151)

Income before income taxes		6.162	2.707	3.666	4.529	4.088

Total income taxes		(2.590)	(1.815)	(1.772)	(2.110)	(1.679)

Net income before minority interests		3.572	892	1.894	2.419	2.409

Minority interests		74	482	191	(8)	2

Net income		3.646	1.374	2.085	2.411	2.411

Balance Sheets:	DKKbn

Total assets		67,7	86,7	83,6	89,5	87,5
Net interest-bearing debt		11,0	33,0	25,8	28,7	20,0
Total shareholders' equity		35,1	32,7	34,7	33,0	36,0

Shares outstanding [2] (million)		216,5	216,5	216,5	216,5	204,6

Statements of Cash Flow:	DKKm

Operating activities		7.396	4.062	9.950	10.722	11.134
Investing activities		(3.860)	(18.963)	(1.254)	(11.585)	4.243
Financing activities		931	10.863	(6.759)	4.943	(12.562)

Change in cash and cash equivalents		4.467	(4.038)	1.937	4.080	2.815

Capital expenditures:	DKKbn

Excluding share acquisitions		5,9	9,3	6,3	5,5	5,3
Including share acquisitions		12,1	21,6	7,4	13,6	10,1

Key financial ratios:

Reported EPS [3]	DKK	43,0	(0,4)	20,6	8,1	42,7
Adjusted EPS [4]	DKK	16,8	6,3	9,6	11,1	11,8
Dividend per share	DKK	10,5	11,0	11,5	12,0	12,5
EBITDA margin [5]	%	30,3	22,9	25,5	28,1	28,5
Capex-to-net revenues ratio [6]	%	16,9	22,2	15,1	13,3	12,1
Return on capital employed (ROCE) [7]	%	17,6	9,5	11,7	12,6	11,1

Subscriber base - (end of year):	(1.000)

Landline [8]		3.691	3.913	3.598	3.631	3.483
Mobile [8]		3.522	4.575	4.939	6.199	7.126
Internet		923	1.403	1.285	1.696	1.814
Cable TV		801	828	885	924	982

Total subscribers		8.937	10.719	10.707	12.450	13.405

Number of employees [9]		19.946	22.485	22.263	21.125	20.573

DKK/USD exchange rate						5,4676

DKK/EUR exchange rate						7,4381

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1 Excluding consolidated one-time items and fair value adjustments, as well as excluding fair value adjustments in associated enterprises included in the captions Income before income taxes from associated enterprises and Income taxes related to income excl. one-time items and fair value adjustments.

2 The number of shares in 2000 - 2003 has not been adjusted for treasury shares according to Danish practice as these amounted to less than 2% of the total number of shares outstanding.

3 Net income, including one-time items and fair value adjustments, divided by the average number of outstanding shares.

4 Net income, excluding one-time items and fair value adjustments, divided by the average number of outstanding shares.

5 Earnings before interest, taxes, depreciation and amortization divided by net revenues. 6 Capital expenditures excluding share acquisitions.

7 ROCE is defined as EBIT excluding one-time items plus interest and other financial income excluding fair value adjustments divided by total shareholders' equity plus interest-bearing debt.

8 The definition of active and inactive customers in TDC Switzerland has been changed in 2004. Comparative figures from 2000 to 2003 have been changed accordingly.

9 The number denotes end-of-year full-time employee equivalents including permanent employees, trainees and temporary employees.

Changes in accounting policies

(See Release 12 of April 30, 2004 and 1Q 2004 Earnings release for further information)

In 2004, TDC discontinued proportional consolidation and implemented the new Danish accounting standard (RVL22) regarding revenue recognition. Historical figures have been adjusted accordingly.

Discontinuation of proportional consolidation

TDC discontinued proportional consolidation of jointly controlled associated enterprises. TDC's jointly controlled associated enterprises are now reported using the equity method i.e. the Groups' share of results before taxes are included in net financial items as income from investments, the share of taxes are classified as such and the share of the enterprises' equity is included in investments and other assets in the balance sheets. Previously, with proportional consolidation, TDC’s shares of each of the associated enterprises’ accounting items were recognized on a line by line basis in the consolidated financial statements.

Net income and Shareholders’ equity has not been impacted by this change in accounting policy.

Following the divestment of Belgacom in 1Q 2004, the changed policy enhanced comparability of TDC's financial performance.

The jointly controlled associated enterprises comprise primarily Polkomtel and One as well as Belgacom until March 2004.

New Danish accounting standard regarding revenue recognition

With effect from January 1, 2004, the new Danish Accounting Standard 22, requires TDC to change accounting policy for revenue recognition.

The impact for TDC is primarily related to non-refundable up-front connection fees. Such fees and incremental direct costs will be deferred and amortized over the expected term of the related customer relationship in question. Until now, the fees were recorded as revenue when the term of the related service contract started, and incremental direct costs were expensed as incurred.

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The classification of income has also been changed. Income such as reminder fees and number portability are included in net revenues with effect from 2004. Previously, such income was included in other operating income.

Historical figures in the financial statements are in accordance with the new accounting policies.

Full-time employee figures have not been adjusted as TDC has not included pro rata consolidated enterprises in the earlier headcounts.

IFRS

As of January 2005, TDC is to present its Financial Statements in accordance with IFRS. TDC has analyzed the differences between TDC’s Significant Accounting Policies and IFRS and will be able to announce the effect of IFRS on our results of operations, financial position, cash flows, etc. when presenting our first-quarter report at the latest.

Impact on 2004 financial statements

TDC Group

Financial Statements 2004

	Previous		Discontinuation
	accounting	Revenue	of proportional
DKKm	policies	recognition	consolidation	Reported

Total revenues	49.421	(143)	(4.240)	45.038

EBITDA	14.086	(129)	(1.525)	12.432

Net income[1]	2.503	(92)	0	2.411

Net income	8.834	(92)	0	8.742

Total assets	89.427	(278)	(1.603)	87.546

Shareholders' equity	36.795	(832)	0	35.963

Net interest-bearing debt	20.720	0	(710)	20.010

Total cash flow[2]	1.212	0	1.603	2.815

1) Net income excluding one-time items and fair value adjustments
2) Defined as increase (decrease) in cash and cash equivalents

Performance measurement and use of EBITDA

TDC analyzes business line results and measures performance based on net revenues, EBITDA and EBIT, adjusted to exclude the impacts of one-time items. EBITDA, or earnings before interest, taxes, depreciation and amortization, is calculated as income from operations plus depreciation, amortization and write-downs. We recognize that EBITDA is a standard measure widely used by companies, analysts and investors in the communications industry, particularly in Europe. We therefore believe that EBITDA is a useful disclosure, in conjunction with other performance measures, that allows a more complete comparison of our operating performance relative to other companies in the industry. However, EBITDA is not a measure of performance under U.S. GAAP, and may not be comparable to other similarly titled measures for other companies. EBITDA should not be considered as an alternative to operating income as an indicator of operating performance, nor should it be seen as an alternative to cash flow from operating activities as a measure of liquidity.

We believe that one-time items do not reflect the underlying fundamentals of the business, and should be analyzed separately.

Historical figures

Possible minor and non-material changes in historical figures are not specified in detail in the report.

About TDC

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC

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Cable TV, TDC Directories, TDC Services. TDC was privatized in 1994 and the shares are held by individual and institutional shareowners primarily in Europe and USA.

TDC listings

Shares: Copenhagen Stock Exchange Reuters TDC.CO

Bloomberg TDC DC Nominal value DKK 5 ISIN DK0010 253335 Sedol 5698790

Shares: New York Stock Exchange Reuters TLD.N

Bloomberg TLD US

One ADS represents one half of one common share ISIN US8723 6N1028 Sedol 2883094

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S (Registrant)
FEBRUARY 25, 2005 (Date)	/s/ OLE SOEBERG Ole Soeberg Senior Vice President, Investor Relations